Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bein Carib Inc.
121 S Kenmore Ave
Elmhurst, IL Elmhurst
www.beincarib.com

Up to $1,069,998.00 in Common Stock at $6.00
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bein Carib Inc.
Address: 121 S Kenmore Ave, Elmhurst, IL Elmhurst
State of Incorporation: IL
Date Incorporated: December 04, 2018

Terms:

Equity

Offering Minimum: $9,996.00 | 1,666 shares of Common Stock
Offering Maximum: $1,069,998.00 | 178,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.00
Minimum Investment Amount (per investor): $300.00

Maximum subject to adjustment for bonus shares. See Investment Bonuses below

Investment Bonuses and Perks*

$500- All investors who invest $500 receive 5% bonus shares

$1,000- All investors who invest $1,000 receive 10% bonus shares

$2,500- All investors who invest $2,500 receive 15% bonus shares

$5,000- All investors who invest $5,000 receive 20% bonus shares

$10,000- All investors who invest $10,000 receive 20% bonus shares and free advertising on the app for one year.

All Perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Bein Carib Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $6 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

BEIN' CARIB is not just a generic app, its a unique niche that focuses on users interface. people need to know where to locate Caribbean products or other related topics to Caribbean. This app while focused on a niche, covers numerous broad categories to provide a fully embodied interaction. Some Caribbean products are difficult to find. This is why BEIN' CARIB has taken up the mantle of locating stores that may carry a handful of products you may need. This app seeks to cater to the direct need of its consumer. If we are unable to locate a specific product the app is designed to give you information on where to find the nearest Caribbean grocery stores. One of the problems Caribbean people face in a different country is not having the ability to find products that have been with us since we were children. This app shows you list of Caribbean stores that essentially carry these products. BEIN' CARIB is everything Caribbean, you name it we find it for you. Our commitment is to solve most of your locating needs. BEIN' CARIB is the answer to your question. BEIN' CARIB is Caribbean. Let us carry the weight on our shoulders to find that product for you. - A Restaurant- A Store- Countries - Events- Food- Nightlife- Caribbean Communities / Festivities and many more

Competitors and Industry

Foursquare , Yelp, Grub-hub, and Google Search Engine are some of our direct competitors on a small scale. However, Bein Carib is a unique niche that focuses on users interface. people need to know where to locate Caribbean products or other related topics to Caribbean. This app while focused on a niche, covers numerous broad categories to provide a fully embodied interaction. It's a one stop Caribbean Directory.

Current Stage and Roadmap

The Business Is currently at the developing stage. The app has roughly five more months to finish with a detailed development process. Bein carib has a lot of intricate network of providing the accurate searches for consumers who finds it difficult to locate items that would have been readily available if they were in their own country.

The Team

Officers and Directors

Name: Andrew Anderson

Andrew Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 05, 2018 - Present
  Responsibilities: Business Operator

Other business experience in the past three years:

- **Employer:** ACSD
  Title: CEO/Managing Director at ACSD - A Creative Set Designs
  Dates of Service: September 05, 2011 - Present
  Responsibilities: CEO/Managing Director at ACSD - A Creative Set Designs

Name: James Davidovich

James Davidovich's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: May 12, 2018 - Present
  Responsibilities: Marketing Officer

Other business experience in the past three years:

- **Employer:** United Airlines
  Title: Manager
  Dates of Service: February 25, 1985 - Present
  Responsibilities: Operations Manager for Milage Plus Partnership

Name: Kevin Powell

Kevin Powell 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Non Executive Recording Secretary

Other business experience in the past three years:

- **Employer:** Keller Williams
  Title: MCA/Director of Operations.
  Dates of Service: May 21, 2014 - Present

Responsibilities: Manager operations of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the non-voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Bein' Carib Inc., was formed on December 05, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bein' Carib Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that mobile data directory app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Bein' Carib Inc., or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Bein' Carib Inc., could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Anderson	700,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 178,333 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 700,000 outstanding.

Voting Rights

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $7.00
  Number of Securities Sold: 700,000
  Use of proceeds: Founder's Stocks
  Date: October 12, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
The company is in its new stages of development and can operate one months only without revenue generation. The main expenses for this company is the marketing and hiring of staff to input data information and marketing the products to businesses and users. in the upcoming year we will have to build a facility that is convenient for operation, renting a facility, buying equipments, desk, computers, telephones, etc.., and paying overhead cost.

Foreseeable major expenses based on projections:
The main expenses so far is the development cost for the application and website, and for the future the company will be putting funds towards, advertising, employment, taxes, marketing and miscellaneous operational cost.

Future operational challenges:
Currently the only challenges we foresee is startup capital. Once we have the max amount to operate then there will not see a significant overhead cost. the only major cost to the business is advertising and imputes of new versions for the app software update cost.

Future challenges related to capital resources:
Once the business is operational than then the only challenge is user interface. Once we have users using the app then the app will enable continued revenue. the capital resources will not be impacted greatly.

Future milestones and events:
The milestones I see are advertising, of the app and user interface. Getting a place of operation for the company, getting equipments for the company. hiring staff, and cost for software updates.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
As of December 31, 2018, the company has an outstanding note payable in the amount of $77,680 from one of its officers, James Davidovich to develop the company's app. The note bears no interest and is payable beginning February 11, 2024.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
This fund is very critical to the operation of the business. the funds will be used for the adverting of the business, the purchasing of a company car, the purchasing of a business location of operation and hiring of new members. there are no other capital resources available for operation currently.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The funds from this campaign is critical to the sustainability of this company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum funds, the company is able to open its doors to the public but will need more funding for its operation. For the first four months the company will be able to function on its minimum figure.

Data Entry - will be able to contract workers and pay them to input data into the application for about 4 months. This is the only function the company will be able to do with the minimum raised.

How long will you be able to operate the company if you raise your maximum funding goal?

If we are able to raise the maximum amount, we believe the company will be able to operate for 3-5 years.

These projections are based on the following expenses:

Website development - The website will require the same functionality as the app and this will requires additional cost to build.

Data entry - the app will require information and data location for businesses. This will need a employees to enter these data into the application.

Purchase/lease - of a company vehicle for in person sales calls.

The success of the application will depend on the marketing of the application. This will require hiring of a marketing team to run digital ads and optimize for growth.

Headquarters - will require a location to operate from and in doing so the company will have to rent a storefront or an office space monthly.

Startup expenses - stationery, office supplies, office furniture and computers.

Day to day business operational cost. (utilities, taxes, bookkeeping, auditing, travel and miscellaneous expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Currently there are no additional sources of capital available to Bein Carib.

Indebtedness

- **Creditor:** James R Davidovich
  Amount Owed: $77,680.00
  Interest Rate: 0.0%
  Maturity Date: May 28, 2022

Related Party Transactions

- **Name of Entity:** James R Davidovich
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The nature of the transaction is a shareholders loan of $77,680.00 to the development and research of the App.
  Material Terms: The only material term for this transaction to Bein Carib is a loan of $77,680.00 for the development of the app and software. There are no maturity dates or terms of transaction for this loan.

Valuation

Pre-Money Valuation: $4,200,000.00

Valuation Details: We are expecting to be able to process 75 restaurant Businesses monthly and 75 Store businesses Monthly at a cost of $35 for the first three months and gradually capping $50 per business. through the app revenue stream. Our basic cost per client will be $35 with the option to update their business web slots for an additional $15. We are assuming 75% of our customers will choose the basic cost and 25% will upgrade to web slots. Those assumptions suggest an average charge of $37.50 per customer. We expect the first three months of operations to be slower, starting at 50 for the first month, followed by 60 and 65 next two months. By month 4 we should be operating at a comfortable business operating scope getting 75 clients per month and at the end of the year we should reach our goal of 900 clients for restaurants and 900 clients for stores. We plan to have 18 customers per months taking advantage of our web slot upgrade services. The average price for that service will be $50, with web list prices ranging from $50 to $70. web slot listing will include, Menu updates, pictures uploads to business and business advertising. The price will vary based on the range of services being performed. Using these assumptions, we are projecting $1,451,119 in sales in year 1 and $4,575,695 in sales in year 2.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  15.0%
  The Funds will be use for couple of things; business establishment, marketing, research and development of the app, company employment, business day to day operation, working capital, and company formation.

- *Research & Development*
  20.0%
  The Funds will be use for couple of things; business establishment, marketing, research and development of the app, company employment, business day to day operation, working capital, and company formation.

- *Company Employment*
  5.0%
  Develop an environment where I am able to hire a team of professionals to help the business grow.

- *Working Capital*
  54.0%
  The Funds will be use for couple of things; business establishment, marketing, research and development of the app, company employment, business day to day operation, working capital, and company formation.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  54.0%
  The Funds will be use for couple of things; business establishment, marketing, research and development of the app, company employment, business day to day operation, working capital, and company formation.

- *Marketing*
  20.0%
  Marketing will be a major factor to help the business grow and using this amount will boost awareness for the business.

- *Operations*
  15.0%
  The Funds will be use for couple of things; business establishment, marketing, research and development of the app, company employment, business day to day operation, working capital, and company formation.

- *Company Employment*
  5.0%

Will require a team to help the business grow. Will require a business environment to operate more effectively and i so doing that percentage will be use for employment and rental purposes.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.beincarib.com (On the About US Page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/beincarib

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bein Carib Inc.

[See attached]

BEIN' CARIB INC.
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

Bein' Carib, Inc.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2018	3
Statements of Operations for the Period ended December 31, 2018	4
Statements of Stockholders' Equity for the Period ended December 31, 2018	5
Statements of Cash Flows for the Period ended December 31, 2018	6
Notes to the Financial Statements	7-9

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Bein' Carib, Inc.
Elmhurst, Illinois

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Bein' Carib, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2018 and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
2/13/19

Marko Glisic, CPA

BEIN' CARIB, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2018
(unaudited)

	December 31, 2018
ASSETS	
Current Assets	
Cash and Cash Equivalents	50
Total Current Assets	50
TOTAL ASSETS	$ 50
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Note Payable	77,680
Total Non-Current Liabilities	77,680
Total Liabilities	77,680
Equity	
Common Stock, $0.00001 par value, 1,000,000 shares authorized, 700,000 issued and outstanding	7
Additional Paid In Capital	43
Retained Earnings	-
Net Income	(77,680)
Total Equity	(77,630)
TOTAL LIABILITIES & EQUITY	$ 50

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

BEIN' CARIB, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Revenue	$ -
Cost of Service	-
Gross Margin	-
Expenses	
Research and Development	77,680
General and Administrative Expenses	-
Advertising and Marketing	-
Total Expense	77,680
Operating Income	(77,680)
Income Tax Expense	
Net income	$ (77,680)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 4 -

BEIN' CARIB, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2018
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
Inception (December 5, 2018)	-	-	-	-	-
Issuance of founders stock	700,000	7	43	-	50
Net income (loss)	-	-	-	(77,680)	(77,680)
Balance at December 31, 2018	700,000	$ 7	$ 43	$ (77,680)	$ (77,630)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

BEIN' CARIB, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Cash flows from operating activities	
Net income	$ (77,680)
Total Adjustments to reconcile Net Cash Provided By Operations:	
Net Cash Provided By Operating Activities:	**(77,680)**
Cash flows from Financing activities	
Note Payable	77,680
Contribution	50
Net cash received from financing activities	**77,730**
Net (decrease) increase in cash and cash equivalents	50
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	**$ 50**

NOTE 1 – NATURE OF OPERATIONS

Bein' Carib, Inc. was formed on December 5, 2018 ("Inception") in the State of Illinois. The financial statements of Bein' Carib, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Elmhurst, Illinois.

Bein' Carib, Inc. is a mobile app and web site that focuses on Caribbean products and culture.
The app is a single source app for consumers to connect with Caribbean businesses and businesses that supply Caribbean products. The app is for consumers to locate restaurants and retail outlets and provide descriptions and basic information. Food descriptions, recipes and ingredients plus where to buy them is available in an easy to use format. The app also assists in travel planning with information on all 31 Caribbean countries and information on embassies/consulates across the United States. Also, there is a section to reference Caribbean cultural events, concerts and shows while allowing a community platform for exchanging news and comment. The app is designed to address a wide range of things related to Caribbean culture and serve as a one stop source for people of Caribbean heritage or tourists.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would

use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primarily from advertising and marketing on the app when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Software Development Costs
The Company recognized software development costs based on the guidance of Accounting Standards Codification (ASC) 985, *Software*. The software has not reached technological feasibility, and therefore, the Company has expensed all costs incurred to date.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2018, the company has an outstanding note payable in the amount of $77,680 from one of its officers, James Davidovich to develop the company's app. The note bears no interest and is payable beginning February 11, 2024.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000, shares of our common stock with par value of $0.00001. As of December 31, 2018, 700,000 shares of common stock are issued and outstanding for a consideration of $7.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of December 31, 2018, the company has an outstanding note payable in the amount of $77,680 from one of its officers, James Davidovich. The note bears no interest and is payable beginning February 11, 2024.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through February 13, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

0
Investors

$0.00
Raised of $10K - $1.07M goal



Bein Carib

Finds everything
Caribbean related.

🔵 Small OPO   🏠 Elmhurst, IL
🏷️ Technology
📍 Accepting International Investment

♡

Overview   Team   Terms   Updates   Comments   **Share**

Welcome to Bein Carib

Bein' Carib Inc

BEIN' CARIB INC. is an app and website that allows users to find products that are affiliated with the Caribbean, within locations in the United States of America. "Bein' Carib is Caribbean"... If you think of it, we provide it. If it's not available on our sites, we ask you to send an email to the admin, and we then will provide the information to you. It's our mantle to locate products for you, a one-stop-shop directory.

In 2018 on Thanksgiving, our family, which is a mixed race, American Caucasian and Jamaican American, wanted to provide a mixture of food preparation, Jamaican and American food. Our challenge was locating a store that would provide all the Caribbean ingredients we would need to prepare this meal. Luckily, I had developed a functional app that would do just that. We were able to find a location nearest to us with the items we needed to prepare our food.









How did the Idea come about? *In 2017 I was sitting at home when some of my friends from Jamaica decided they would surprise me at home. It was a Sunday, and in my home country everyone knows that you prepare a Sunday dinner for the family. I think they were hoping that I would have already made Sunday dinner, but this day was not the case. One of my friends asked me why dinner wasn't done and when would I start making it? I politely said, "I don't know where to find the ingredients, and where I would get them is 35 miles away from my location. For me, traveling 35 miles on a Sunday is out of the picture".*

So, we decided that we would see if our local markets carry any of the ingredients we needed nearby. My friends and I got in the car and drove to few grocery stores in the area, but none of these stores had what we needed. We decided to look for apps from the play store and the app store on our Android and iOS devices, but there were no apps that we could download that would find these products. We grew more frustrated by the minute and decided we would head home and order pizza. During our frustration it came to me, why don't I create an app that would help us Caribbean immigrants find Caribbean products? I started a small research campaign to see if there was an app for this type of problem, to see if there were sites available to provide me with the products I needed and there was none. Knowing that there was no application for this type of problem I decided to take up the mantle, thus the idea grew into a reality.





Bein' Carib Inc

Founder & CEO Andrew Anderson



BEIN'CARIB

BEIN'CARIB

Welcome to Bein Carib

The Offering

Investment

$6 per share of Common Stock | When you invest you are betting the company's future value will exceed $5.2M

Investment Bonuses & Perks*

$500- All investors who invest $500 or more will receive 5% bonus shares

$1,000- All investors who invest $1,000 or more will receive 10% bonus shares

$2,500- All investors who invest $2,500 or more will receive 15% bonus shares

$5,000- All investors who invest $5,000 or more will receive 20% bonus shares

$10,000- All investors who invest $10,000 or more will receive 20% bonus shares and free advertisement for a year on the app

All perks occur after the offering is completed.



- ABOUT US -

BEIN' CARIB is not just a generic app; it's a unique niche that focuses on user interfaces. People need to know where to locate Caribbean products or other related topics to Caribbean culture. This app, while focused on a niche, covers numerous broad categories to provide a fully embodied interaction.

Some Caribbean products are difficult to find. This is why BEIN' CARIB has taken up the mantle of locating stores that may carry a handful of products you may need and other services. This app seeks to cater to the direct need of its consumer. If we are unable to locate a specific product the app is designed to give you information on where to find the nearest Caribbean stores. One of the problems Caribbean people face in a different country is not having the ability to find products that have been with us since we were children. This app shows you a list of Caribbean stores that essentially carry these products. BEIN' CARIB is everything Caribbean; you name it we find it for you. But it also is there to service the tourist who is interested in travel to one of the 31 Caribbean countries and to continue their Caribbean experiences once they return.

Our commitment is to solve most of your locating needs. BEIN' CARIB is the answer to your question. BEIN' CARIB is Caribbean. Let us carry the weight on our shoulders to find that product or service for you. - A Restaurant- A Store - Country Information - Events - Food - Nightlife - Caribbean Communities / Festivities - and many more!


BEIN'CARIB
...is Caribbean

Development Stage


Everything Caribbean?
Countries
Restaurants
Food
Stores


Everything Caribbean?
Countries
Restaurants
Food
Stores
Home


Everything Caribbean?
Countries
Restaurants
Food
Stores


Everything Caribbean?
Countries
Restaurants
Food
Stores

BEIN' CARIB is Caribbean

Invest in Bein' Carib Inc



Invest in Bein' Carib Inc




BEIN'CARIB

"**Bein Carib** is currently in the developmental stage where some of the features are functional. The current search engine is working well with few data inputs. The main landing page is operational and is able to navigate to different categorical icon pages. The restaurant landing page is still being developed. The food landing page is functional and is currently being expanded, which is a working prototype. There are five icons displayed at the bottom of the app currently, which are functional. The images displayed are functional landing pages which are already in existence for the first phase model. Above are pictures showcasing active functionality of the app.

As a **Caribbean immigrant** living in the United States, I find it so hard to find products that I would normally easily find in the Caribbean. This is why I've decided to create a tangible product that can help **ease** the process of locating Caribbean items and services and that provides a platform for Caribbean people to find community. The Bein' Carib app helps to make it easy for users to find things near their location without taking the long journey. Caribbean products are truly hard to find, and we decided to take on this project to provide data for our users and to promote Caribbean culture.

I am not only excited about this app. I am also happy to know that users are able to use a product that will make their lives easier.

Anyone can create an app these days, but not everyone can create a genuine user relationship. This App allows users to build a community of people with the same common interests. Building a community with this sort of medium separates us from the rest.

This is why you should invest in our company.

- There is no other app with this type of data information.
- The app is a niche product, and there is none like it.
- The app without maximum investment capital is able to make a significant amount of money with less overhead expenses.
- The Product solves a problem that will allow users to use the app constantly and see continued growth.

"BEIN' CARIB IS CARIBBEAN AND OUR APP ALLOWS USERS AN EASIER PATH IN ALLOCATING THAT PRODUCT THEY NEED OR DESIRE"

Our Accomplishments

IDEA IMAGINATION

To create a successful mobile application, the first thing we kept in mind was:

- To identify problems which can be resolved by the app
- To describe the features of the app
- To generate a translation application for UI
- To provide individualizing news content for each of the 31 countries

The App in its current stage will provide customers just that. We are so proud to see our idea come to life. If you dream it, then you can achieve it.







BEIN' CARIB marketing plan is to focus on building relationships through:

- Businesses (Restaurant, Stores, Retails, etc.)
- Special events.
- Web-based domains, where our business highlights goods and services
- Sales team
- Consulate and embassy
- Farmers interface services
- Social media platforms
- Expo and conferences
- Caribbean social organizations
- Caribbean Chambers of Commerce and diaspora
- Caribbean American Societies
- Institute of Caribbean
- Caribbean American Students Associations
- Caribbean entities
- Email campaign with attached presentation announcing the app and benefits
- Reaching out on Caribbean social networks



- Announcing on Caribbean social media sites
- Reaching out to a select group of IG users with over 50,000 followers to advertise the app
- Caribbean recipes groups on Facebook

Utilizing social media with existing and well-established Caribbean organizations, our goal is to target 600,000 to 1,000,000 people in a consolidated timeframe. In addition to this, we are planning an e-mail campaign to over 5,000 business which have been identified as Caribbean centric and which have e-mail addresses on file with our data team. We believe the key to success is the timing of the client base volume in conjunction with the business base volume in order maximize the visibility of the app. After the initial launch we will have a sales team reaching out to businesses that did not have an e-mail address on file but listed other direct contact options.



Our Products



- **Application Target Users**

This application is developed keeping in mind the target users, having a clear vision regarding the target group, and to enhance the success ratio of the app. Within the app we have developed, a community where users are able to meet others throughout the nation. Users will be able to upload images, videos and blog about their experiences, Travels. Destination, Restaurants they've been to, upload videos of how they made that special meal, ask how to prepare a meal, share family recipes and invite other friends from different social media. The app is intended to be very interactive for users and clients.

News Media interaction available to users who wouldn't normally get news feed of Caribbean information readily available to them.
Some of the users who are from Caribbean countries are not able to get live feeds of their immediate country of birth. This App gives them direct information about that particular country they are interested in.





Mobile Platforms and Devices to be Supported

Mobile platform and devices were selected, keeping in mind hardware performance, back to life, ruggedness and required peripheral, certain factors that needs to be considered when selecting mobile platforms, our devices include coverage device support performance and other features. App is configured with the latest device technology a software versions. App will cover multiple platforms as Android and iOS.

Revenue model

The app market is booming. To ensure this resource and generate revenue, we partnered with app developers to ensure we have selected an appropriate approach. There are different modules of generating revenue from mobile applications which includes a separate app, web-based advertisement, subscriptions and pay-per-download.

Multiple techniques have been employed to generate revenue. BEIN' CARIB has essentially implemented an attractive user and client interface for a revenue built-in scheme. Users are able to buy directly from the application, and clients are able spend money on critical aspects of the application. At this point, it is imperative to balance expenses, which we have to set aside for its development. However, marketing and eventual release of the app will require more capital from crowdfunding and private investors.

Design the App

The app's design is a significant factor and responsible in the app's early success. Our design efforts will concentrate on the UI, multi-touch gestures for touch-enabled devices, and consider platform design standards as well. Our initial UI focus will be on mobile US web-based platforms. See below to check out a sneak peek of the present design state of Bein' Carib.

PROTOTYPE







Everything Caribbean?


Suggested Items
Cafe Caribe
Cafe Marbella


Search Food
Chicago


Chicago
Suggested Items


Bein Carib
Food


Bein Carib
Food
Dishes
Pelau
Roti
Cou-cou


Bein Carib
Dishes
Ingredients


Bein Carib
Back
Food
Suggested Items
El Faro
El Nandu Restaurant
4 Suyos Peruvian Cuisine


Bein Carib
Search
Seafood Junction
Montego Bay
Tropical Times Caribbean


Bein Carib
Back
Restaurants
Search Restaurants


Bein Carib
Back
Restaurants
Seafood Junction
Montego Bay
Tropical Times Caribbean


Bein Carib
Everything Caribbean?

How Our Products Are Different From the Rest

BEIN' CARIB stands apart from other apps in the breadth of information that it provides. Designed to be a "one-stop-shop" app, it has appeal to people of Caribbean descent, people who plan travel to the Caribbean, or people who've an interest in Caribbean culture. From food, to travel information, to special events and a community board, no other app offers the wide range of features that is found on BEIN' CARIB.

There are a variety of uses for the app. If you are planning to travel to the Caribbean there is information regarding each country, such as weather, attractions, currency, and required documentation. There is a listing of embassies and consulates in the USA for each country.



Once you return for the Caribbean you talk to friends about your experience and the richness of the food. So you return to BEIN' CARIB to find a local restaurant to take your friends to. Even better, you want to invite them over for dinner. To find a recipe you come to BEIN' CARIB. You need to get the spices to make the meal and want to know where to go, you rely on BEIN' CARIB.

You are a person of Caribbean origin and want to know where to find a Carnivale festival within driving distance, you can find that on BEIN' CARIB. Maybe you are looking for Caribbean band performing nearby -- well even that is found on BEIN' CARIB. So, as you see from the above real-life scenarios there is only one app that can offer solutions for all of those scenarios, and that is BEIN' CARIB.









The unique benefit to BEIN' CARIB is the breadth of information that is found within and appeal to a wide range of information. Our

The cool feature is the search engine. We have personal experience with this feature from the prototype. While out of

The simplicity of the user interface and the breadth of categories is an awesome tech feature. Our big challenge was how to

The killer feature is the Community section, which links people together and gets them personally engaged in the app. This goal was to develop an app that provides a platform for people who have a unique affinity for all things Caribbean. It's the foundation of our name and tag line: quite simply. "BEIN' CARIB Is Caribbean". From A (Aruba) to Z (zip codes) you can find information in BEIN' CARIB. Once people become familiar with the features of the site, they only need to open the app on their mobile phone to find what they need. If a person is looking for a specific product, the app is the one place to find it. Need jerk seasoning for a chicken dinner you're cooking? With BEIN' CARIB, you can find a store nearby for the purchase!

town for a family Thanksgiving, we wanted to make Jamaican jerk chicken in addition to the turkey. But not familiar with the area or types of stores, we entered a request in the search engine and found a market 2.8 miles from our host's home. They listed jerk seasoning and plantain. We quickly got in the car and in 15 minutes had our purchase in the bag and were headed home. Another real example from the prototype was our annual Spring Training Baseball trip with family and friends. Not familiar with the Phoenix area, we used our current location and found two restaurants. Within 15 minutes and with links to the web sites, we easily knew which was the best option to host a dinner for 12.

offer such a wide range of features, such as restaurants, countries, stores, events and community in a way that is easy to navigate and use. Attractive graphics are a compliment to a search engine that makes the site easy to navigate. The user-friendly nature of the app is the best tech feature. Our developers kept the Caribbean theme in all the development work, as is evident on the map feature, which instead of palm-tree push pins for locations. The tech is not radical, but it is nice to have a consistency in the product presentation. The app also allows the upload of pictures and videos in the community forum, which increases personalization and engagement.

section creates an "ownership" role for people who download the app, and a social media tool for users. For people from Aruba, they can link and share stories and experiences. For tourists, it allows a platform for sharing experiences and insights which can aid others. The Community section also hosts conversations among the diaspora, allowing members to share personal stories, videos, pictures and news from their home country. This serves an important role in helping to keep people connected. In Community, users can link stories from media, family and friends, again aiding in the warmth of connectedness. Through this, users see a personal connection to the app, and when people feel connected to an app, they use it more often.

Our Market and Industry

Target market



23.9M
Prospects

- US Travel to Carib..
- American Citizens
- Caribbean Citizens
- Stores
- Restaurants

Market size $23B

BEIN' CARIB Inc

The primary industry is mobile apps, linking businesses and customers. However, the BEIN' CARIB app goes beyond that and offers insights into travel, diaspora and social media. The market is restaurants, stores, products, events and travel information. There are apps that provide one specific aspect or another, but there is not an app that provides all of the aspects of BEIN' CARIB in one place. The timing for such an app is ideal, as more and more people rely on mobile apps to source purchases. There are a variety of potential markets that are key to the unique nature of this particular app. The Caribbean diaspora, which is estimated to be over 4 million people based on 2016 data, is one. The annual tourism market in the Caribbean, which exceeded 30

Marketing activities

Invest heavily in research and identifying thousands of retail/restaurant clients with plans to mobilize a sales team. Clients will receive 4-6 months free exposure and only remain after sales call and contract executed. Also rely on social media.

BEIN CARIB Inc

million in 2018. is another. There are also over 24,000 restaurants and retail businesses in the United States with a Caribbean theme or products. The app also is unique in encouraging social media engagement with a community section that encourages loyalty through personalization. At our initial launch, we are anticipating only a certain, smaller percentage of participation and funds raised will be used to support a sales staff that will reach out to businesses that have not had an identifiable e-mail address and will need personal contact.

Things You Should Know About BEIN' CARIB Current and Future Forecast.

- BEIN' CARIB INC was founded in 2017 to help people find a considerable amount of local businesses that carry Caribbean products.
- BEIN' CARIB's target yearly trend shows an average around 10 million unique prospects who may visit BEIN' CARIB via the BEIN' CARIB app. 20 million prospects hypothetically may visit BEIN' CARIB through the mobile web over five years' time through marketing.
- BEIN' CARIB will have written reviews by users.
- In addition to reviews, you can use BEIN' CARIB to find events, news listed by Caribbean news, links, and to talk with other Caribbean community members
- Every business owner (or manager) can setup a free account to post photos and messages to their customers.
- BEIN' CARIB INC makes money by selling ads to local businesses.
- Paying advertisers can never change or re-order their reviews.
- You can access BEIN' CARIB via iPhone, Android, and through other platforms.

In this section, we will focus solely on the population figure presented earlier in this presentation. Using data from the U.S. Census Bureau, we looked at the total estimated population of Caribbean immigrants in the USA. These studies range from data published between 2014-2016. We also looked at the buying power of these individuals based on employment and those who purchase health insurance.

While these values certainly pose a compelling business case, we want to highlight that we did not include other potential target demographics that can add significant value



potential target demographics that can add significant value to the business case. Since Puerto Rico and the US Virgin Islands are US territories, persons with this heritage are not included in immigration census data. Based on 2017 data from Wikipedia, there are over 5.5 million people in the US who were born in Puerto Rico. This does not reflect the large influx of people from Puerto Rico and the USVI who came after Hurricane Maria in 2017. It also does not include data on second- and third-generation people of Caribbean descent, who would have an interest in such products and services. The demographic studies also do not include thousands of non-Caribbean persons who are married or in relationship to Caribbean persons.

This is to show the figures presented are conservative in nature, as there are extremely large demographic pockets that can add significant value to the financial success of the app and are not reflected in the data presented. We believe the business case has enough validity outside the inclusion of this group and which is more difficult to quantify.

Based on the demographic data presented, we are focusing with our marketing team on the top-10 markets, plus our home base of Chicago. That will enable a compelling launch to the app for businesses in those regions and for residents and visitors in those areas. Once we establish a foothold in key markets, we will continue to expand to businesses across the United States.



What Makes Our Team Special



Our team is dedicated to the success of this app. We come to this dedication with different backgrounds and talents. CEO Andrew Anderson is a native of Jamaica. The birth of the idea was in Andrew's desire to find products and services from his culture after he moved to the Chicago area. From spices for cooking, restaurants and cultural events, he was struggling to easily find the things he needed to keep his culture close. So Andrew, who had started a successful event management business in Jamaica, put his entrepreneurial mind in gear to find a solution that would resonate with hundreds of thousands of people.

Idea planted firmly in mind, he turned to partner and CMO James Davidovich, who has a 34 year career with United Airlines. James has been in the Loyalty Marketing division of United Airlines for over 20 years and has led visionary customer centric enhancements to the frequent flyer customer-centric enhancements to the frequent flyer industry. James has worked with and for the Star Alliance group of 28 airlines as a leader in the frequent-flyer operations space. He has been a leader in the development of interline upgrades, real-time retro credit of miles, and multiple carrier award travel.

Andrew and James are a team, and they believe strongly in the values of a strong work ethic. They have collaborated on multiple small projects and have found that they can combine business and friendship. They hold the same values that are helping to build this product. Both believe strongly in the value of quality communication, with each other, with employees, vendors, investors and customers.

Invest in Our Company Today!

Americans today are turning to apps for convenience, and efficiency. Apps provide specific information quickly and easily. They are an essential part of the daily routine for millions of Americans. We believe this investment opportunity is attractive for conservative investors who like safe options.

Given the most conservative estimates in developing our business case, we see the potential for significant revenue generation in just four years. CMO James Davidovich, who is nearing retirement in his 34 year career with United Airlines, is ultra conservative in investment strategy, preferring the safer road, yet feels good about these estimates.

Annual income is based on growth in business clients, increases in fees based on value returned, and added features and benefits that will be developed over the next few years. However, we have used a fair business forecast overseen by a CPA.

So regardless of how you view investment presentations, we see opportunity for potential investors and look forward to partnering with you, our investors to help create the win-win-win solutions that BEIN' CARIB offers. Users benefit in finding a one-stop-shop for a wide range of Caribbean themed products and experiences. And it offers a win for our employees and investors.



Welcome to our team!

An Explored Idea

An idea was brewed, because there was no app or website available to provide location in finding products of the Caribbean.

Company Open its Door to the Public (ANTICIPATED).

BEIN' CARIB is expected to hire new workers with an application that is ready to build out its database.

Restaurant and Store Contacts (ANTICIPATED)

For the first three months, we will run a systematic test and then will contact businesses to get on board.

Beta (ANTICIPATED)

We will be making our official launch of the app through the iOS platform and Google Play store. The app will be available on all mobile devices and ready for download.

Website Launch (ANTICIPATED)

Planning on releasing the first website page on all devices. This application will require a significant amount of data information and the data information is owned by us.

December 2017   **March 2019**   **August 2019**   **September 5, 2019**   **January 2020**

February 6, 2018   **July 2019**   **August 2019**   **December 2019**   **2020**

App Development

We decided to start developing the app that will allow users to gain access to products that would have been easily available as if they are in their own country.

Beta Releases (ANTICIPATED)

We expect to release a soft app testing ground so that investors are able to feel and use the app effectively.

Revenue Stream (ANTICIPATED)

After we've contacted businesses to come on board, we believe we will be able to see revenue. Business will have their own services built into the app.

App Integration (ANTICIPATED)

We will add additional features to the app, and integrate Caribbean news agencies so that we can give correct and updated news feeds from around the world.

Phase Two (ANTICIPATED)

We plan on introducing new updated advance features and integration of a new software application that is state of the a

Meet Our Team





Andrew Anderson

CEO

Set Designer, Decorator, and an Event Planner.





James R Davidovich

CMO





Kevin Powell

Secretary



Offering Summary

Company	Bein Carib Inc.
Corporate Address	121 S Kenmore Ave, Elmhurst, IL Elmhurst
Offering Minimum	$9,996.00
Offering Maximum	$1,069,998.00
Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,666
Maximum Number of Shares Offered	178,333

Price per Share : $6.00

Pre-Money Valuation : $4,200,000.00

*Maximum subject to adjustment for bonus shares. See Investment Bonuses below

Investment Bonuses and Perks*

$500- All investors who invest $500 receive 5% bonus shares

$1,000- All investors who invest $1,000 receive 10% bonus shares

$2,500- All investors who invest $2,500 receive 15% bonus shares

$5,000- All investors who invest $5,000 receive 20% bonus shares

$10,000- All investors who invest $10,000 receive 20% bonus shares and free advertising on the app for one year.

*All Perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Bein Carib Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $6 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative; Vendor payments; Inter company debt or back payments

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video: Bein Carib Screen Recording

Demo video of app in use.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.